Methanex	1800 Waterfront Centre	Telephone: 604 661 2600
Corporation	200 Burrard Street	Facsimile: 604 661 2602
Vancouver, British Columbia
	Canada V6C 3M1	www.methanex.com
May 12, 2009
Ms. Cecilia Blye, Chief
Office of Global Security Risk
United States Securities & Exchange Commission
Washington, D.C.
20549-3628
Dear Ms. Blye:

Re:	Methanex Corporation
Form 40-F for the Fiscal Year ended December 31, 2008
Filed March 27, 2009
File No. 0-20115
This letter responds to the comments of the Office of Global Security Risk of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “OGSR”) contained in a letter to us dated March 31, 2009, as set forth below.
General
We note the disclosure on pages 5 and 6 of Exhibit 99.1 to your Form 40-K that you are the leading supplier of methanol to the major international markets in several regions of the world, including Latin America, a region that can be understood to include Cuba. Also, we note the disclosure on page 6 that you opened an office in Dubai in 2007 to enhance your corporate presence and capitalize on future opportunities in the Middle East, a region that is generally understood to include Iran, Sudan, and Syria. Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 40-K does not include specific disclosure regarding any contacts with Cuba, Iran, Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with those countries, if any, whether through direct or indirect arrangements. Your response should describe any products you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Methanex Response:
This response covers the period commencing January 1, 2007 and ending on March 31, 2009 (the “Applicable Period”), which is consistent with the time period covered by the Form 40-F that was the subject of the OGSR’s inquiry letter, through to the end of the fiscal quarter during which we received such letter. During the Applicable Period, neither Methanex Corporation nor any of its subsidiaries (collectively the “Company”) have provided any products to Iran, Syria, Sudan or Cuba (“Sanctioned Countries”), nor has the Company had any contacts with Syria, Sudan or Cuba.
The Company has had contacts with Iran and has entered into certain commercial arrangements involving the purchase or exchange of methanol produced in Iran during the Applicable Period, but we believe such contacts and such commercial arrangements, which are described below, were neither qualitatively nor quantitatively material.
1. Purchases of Methanol Originally Produced in Iran
Methanol is a globally traded chemical that is used to produce a wide range of industrial and consumer products and also has a number of energy-related uses. The total estimated global demand for methanol in 2008 was 40 million metric tonnes (“tonnes”).
Methanex, a corporation organized and existing under the laws of Canada, is the world’s largest supplier of methanol. We have production facilities located in Chile, Trinidad and New Zealand and we are currently constructing a new facility in Egypt. Our total global sales volume in 2008 was 6.1 million tonnes, representing approximately 15% of estimated global demand for methanol in 2008. In addition to the methanol we produce at our own facilities, we purchase methanol from other producers in the industry, either under methanol purchase contracts or on the spot market.
We understand that there are currently four (4) methanol plants operating in Iran and the production capacity of those plants represents almost 10% of total global methanol demand for 2008. We further understand that three of these plants are owned or controlled by the Government of Iran (“Government-Owned Plants”) and that a fourth plant may be privately held (“Privately-Held Plant”), albeit with indirect links to the Government of Iran.
We further understand that Iran Petrochemical Commercial Company (“IPCC”), an entity controlled by the Government of Iran, is responsible for marketing all of the methanol produced from the Government-Owned Plants, as well as other petrochemicals produced in Iran. IPCC has foreign offices and subsidiaries around the globe, including the United Kingdom, Germany, China, Singapore, India, the United Arab Emirates (“UAE”), South Korea and Turkey and also works through a number of agents in different countries. We are also advised that the Privately-Held Plant does not market its methanol through IPCC, but rather sells to international methanol traders based outside of Iran and primarily in Japan and Europe (“International Traders”) or sells directly to others.
During the Applicable Period, with one exception, all purchases of methanol produced in Iran (“Iranian-origin methanol”) by the Company were made from International Traders. The one exception of which the Company is aware is a spot market purchase (representing 0.2% of our total sales volume in 2008) directly from an entity based in Iran, namely IPCC.
The table below sets out, to the best of the Company’s knowledge after due inquiry, the Company’s total direct and indirect purchases of Iranian-origin methanol during the Applicable Period. Of these purchases, a total of about 21,300 tonnes was purchased under a one-year methanol purchase agreement with an International Trader based in Japan (the “Japanese Purchase Contract”). This contract expired on October 31, 2008 and has not been renewed. The remainder of these purchases were made on the spot market. During the Applicable Period, the Company has not sold methanol to any Iranian Parties (defined below).

The data in the table establishes that the Company’s purchases of Iranian-origin methanol during the Applicable Period were quantitatively immaterial. The staff in the Company’s marketing offices in Europe and Asia had various contacts from time to time during the Applicable Period with International Traders as well as IPCC and the Privately-Held Plant to discuss these purchases.

	Volume of Iranian-	% of Total		% of Annual Operating
	Origin Methanol	Sales	Price Paid	Income Derived from
	Purchased	Volume for	$USD	Sale of Iranian-Origin
Time Period	(tonnes)	Period	(millions)	Methanol for Period(1)
2007	106,090	1.6%	$66.4	—
2008	119,599	2.0%	$53.5	1.2%
Jan 1 — Mar 31/09	—	—	—	—
(1)	The operating income derived from sales of Iranian-origin methanol for the period is calculated as the volumes of Iranian-origin methanol by shipment multiplied by the difference between the Methanex quarterly global weighted average posted price per tonne for the quarter in which such methanol was purchased, less the invoiced cost of Iranian-origin methanol per tonne. The Company sustained a small loss in connection with the purchase and resale of this product in 2007.
In addition to the purchases discussed above, in April 2008 we entered into a product exchange (“swap”) that involved Iranian-origin methanol with a party based in Japan that owns interests in several methanol plants outside of Iran (“Japanese Producer”). The total volume exchanged in connection with this swap was 20,000 tonnes, and approximately 5,250 tonnes of this total volume was Iranian-origin methanol.
During the Applicable Period, the Company also vetted all vessels carrying Iranian product for suitability. Although none of these vessels was, to our knowledge, owned by any Iranian Parties, at least one of these vessels was chartered by IPCC.
2. Other Contacts
In 2007, we opened an office in Dubai, UAE, to enhance our corporate presence and capitalize on opportunities in the Middle East in advance of the completion of the new methanol plant that we are currently constructing with partners in Egypt and which is due to start up in 2010.
From time to time during the Applicable Period, staff based in our Dubai office and staff from our Canadian, European and Asian offices have had contacts with various representatives from the Government of Iran, entities (including petroleum/petrochemical entities) that are owned or controlled by the Government of Iran, the Canadian Embassy in Tehran and other non-governmental entities based in Iran (collectively “Iranian Parties”) to discuss a number of matters that were not quantitatively nor qualitatively material to the Company, including general relationship building. These contacts occurred both inside and outside of Iran and included topics such as Iran’s methanol industry, the use of methanol in fuel and the benefits of methanol fuel blending, attendance at Iran’s Petrochemical Conference in Tehran and various other discussions relating to the marketing of Iranian-origin methanol. In addition, on at least two occasions during the Applicable Period, the Company had discussions with private Iranian individuals concerning the Company’s interest in investing in methanol plants in Iran. The Company advised such individuals that it was not interested in making, nor willing to make, any such investments, and no further discussions of this nature occurred. It is reasonable to expect that the Company could be approached in future by individuals inquiring as to our interest in investing in methanol plants in Iran.

3. The Company’s Compliance Procedures
During the Applicable Period, the Company has not maintained any physical operations or any personnel stationed in any Sanctioned Country. The Company is aware of the various U.S. legal restrictions in effect against the Sanctioned Countries and their application to the Company’s global operations. Accordingly, the Company has in place specific policies and procedures designed to ensure compliance with such U.S. laws, to the extent they are applicable.
4. Final Comments
The Company did not have contacts with, or provide any products to, Syria, Sudan or Cuba during the Applicable Period, nor does it anticipate having such contacts in the future. While the Company has had commercial dealings involving Iranian-origin methanol, such dealings have been immaterial. The Company has not purchased or swapped Iranian-origin methanol or supplied any products to Iran in 2009. In addition, the Company does not anticipate purchasing or swapping Iranian-origin methanol, either directly or indirectly, in the future and we believe that this will not have a material adverse effect on our global operations or our financial results. The Company also does not anticipate selling methanol to, or swapping methanol with, any Iranian Parties, nor do we anticipate making any investments in Iran, including investments in Iranian methanol plants.
As mentioned above, Iran is a major producer of methanol and an active participant in the global methanol industry. Methanol is a globally traded commodity and, like many commodities, is fungible provided that certain specifications are met. As a result, during the ordinary course of business, it is difficult for the Company to avoid contact with Iran or parties with links to Iran. Furthermore, the Company, as the leading global supplier of methanol, considers it important to participate in and improve our knowledge of the global methanol market and in particular, the rapidly evolving and high growth methanol market in Asia. As Iran is a key player in the Asian and global methanol markets, we believe that it is important for the Company to understand the Iranian methanol market. The contacts described under section 2 above (other than contacts related to purchases and swaps of Iranian-origin methanol by the Company) reflect these efforts by the Company and will likely continue.
In summary, the Company does not believe its current or anticipated contacts related to Iran, whether individually or in the aggregate, would be quantitatively or qualitatively material to its shareholders or to potential investors.
In providing this letter in response to the staff’s comments, the Company does not undertake to update any of the information in this letter due to events or circumstances that occur after the date of this letter.
Undertaking:
In connection with providing the response herein, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please don’t hesitate to call me at 604-661-2667, or in my absence, Wendy Bach, Senior Counsel at 604-661-2609.
Sincerely,
METHANEX CORPORATION
/s/ Randall M. Milner
Per: Randall M. Milner
Senior Vice President, General
Counsel & Corporate Secretary